As filed with the Securities and Exchange Commission on June 25, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SEQUA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-1885030**
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)	

200 Park Avenue
New York, New York 10166
(Address of principal executive offices)

2007 Long-Term Stock Incentive Plan
(Full title of the plan)

Kenneth J. Binder
Executive Vice President and Chief Financial Officer
Sequa Corporation
200 Park Avenue
New York, New York 10166
(Name and address of agent for service)

---

(212) 986-5500
(Telephone number, including area code of agent for service)

Copy to:

John J. Dowling, III
Senior Vice President, Legal
Sequa Corporation
200 Park Avenue
New York, New York 10166
(212) 986-5500

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered[1][2]	Proposed maximum offering price per share[3]	Proposed maximum aggregate offering price[3]	Amount of registration fee
Class A Common Stock, no par value	735,000 [4]	$113.31	$83,282,850.00	$2,556.78

(1) There are also registered hereunder such indeterminate number of additional shares as may become subject to awards under the Plan as a result of the antidilution provision contained therein.

(2) In addition, pursuant to Rule 416(c) of the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(3) Estimated solely for purposes of calculating the registration fee. Pursuant to Rules 457(c) and 457(h)(1) under the Securities Act, the registration fee has been calculated based on the average of the high and low sale prices reported for the Class A Common Stock of Sequa Corporation on June 20, 2007, which was $113.31 per share, as reported on the New York Stock Exchange.

(4) Represents 735,000 shares of Class A Common Stock reserved for future issuance under the 2007 Long-Term Stock Incentive Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.   Plan Information.*

ITEM 2.   Registrant Information and Employee Plan Annual Information.*

          *   Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended, and the Note to Part I of Form S-8.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents have been filed by Sequa Corporation ("Sequa," the "Registrant" or the "Company") with the Securities and Exchange Commission (the "Commission") and are hereby incorporated by reference into this Registration Statement:

Sequa's Quarterly Report on Form 10-Q (File No. 1-804) for the fiscal quarter ended March 31, 2007, filed with the Commission on May 4, 2007.

Sequa's Annual Report on Form 10-K (File No. 1-804) for the fiscal year ended December 31, 2006, filed with the Commission on March 16, 2007.

Sequa's Current Reports on Form 8−K (File No. 1−804) filed January 4, January 31, March 14, April 3, May 2, May 8, May 22 and June 25, 2007.

Sequa's Proxy Statement on Schedule 14A (File No. 1-804) filed April 13, 2007.

The description of Sequa's Class A Common Stock contained in our Form 8-A (File No. 1-804) dated December 3, 1986.

In addition, all documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

ITEM 4.   DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Reference is made to Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of another corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

The Company's Restated Certificate of Incorporation and By-laws provide for the indemnification of directors and officers of the Company to the fullest extent permitted by the DGCL.

The Company provides liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

Not applicable.

ITEM 8.   EXHIBITS.

The Exhibits to this Registration Statement are listed in the Exhibit Index on Page E−1 of this Registration Statement (the "Index"), which Index is incorporated herein by reference.

ITEM 9.   UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities

offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)   If the Registrant is relying on Rule 430B:

(A)   Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)   If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of June, 2007.

SEQUA CORPORATION

By: /s/ Kenneth J. Binder
    Name: Kenneth J. Binder
    Title: Executive Vice President, Finance
    (Chief Financial Officer)

POWER OF ATTORNEY

Each person whose signature appears below appoints Kenneth J. Binder and John J. Dowling, III, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S−8 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gail Binderman Gail Binderman	Chairman of the Board and Director	June 21, 2007
/s/ Martin Weinstein Martin Weinstein	Vice Chairman, Chief Executive Officer and Director	June 21, 2007
/s/ Kenneth J. Binder Kenneth J. Binder	Executive Vice President, Finance (Chief Financial Officer)	June 21, 2007
/s/ Donna M. Costello Donna M. Costello	Vice President and Controller (Chief Accounting Officer)	June 21, 2007
/s/ Mark A. Alexander, M.D.. Mark A. Alexander, M.D	Director	June 21, 2007
/s/ Edward E. Barr Edward E. Barr	Director	June 21, 2007
/s/ Gerald S. Gutterman Gerald S. Gutterman	Director	June 21, 2007
/s/ Richard S. LeFrak Richard S. LeFrak	Director	June 15, 2007
/s/ Michael I. Sovern Michael I. Sovern	Director	June 21, 2007
/s/ Fred R. Sullivan Fred R. Sullivan	Director	June 21, 2007
/s/ Robert F. Weinberg Robert F. Weinberg	Director	June 21, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

3.1   Restated Certificate of Incorporation of Sequa Corporation dated as of February 15, 1985, as amended by the Certificate of Amendment of Restated Certificate of Incorporation dated as of April 24, 1986, as amended by two Certificates of Amendment of Restated Certificate of Incorporation each dated as of December 19, 1986, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 7, 1987, as amended by the Certificate of Change of Registered Agent and Registered Office dated October 6, 1989, as amended by the Certificate of Amendment of Certificate of Incorporation dated June 4, 1999, as amended by the Certificate of Amendment to the Certificate of Incorporation dated May 3, 2007, and the Certificate of Designation dated December 22, 1986 (with respect to the $5.00 Cumulative Convertible Preferred Stock of the Registrant) and the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated November 13, 2000 (incorporated by reference to Exhibit 3.1 of Sequa's Quarterly Report on Form 10−Q, File No. 1-804, for the quarter ended March 31, 2007, filed on May 4, 2007).

3.2   Amended and Restated By-laws of Sequa Corporation (as of March 23, 2006) (incorporated by reference to Exhibit 3.2 of Sequa's Current Report on Form 8-K, File No. 1-804, dated March 29, 2006, filed on March 29, 2006).

4.1   Indenture, dated as of July 29, 1999, between Sequa and Harris Trust Company of New York (incorporated by reference to Exhibit 1 of Sequa's Registration Statement on Form 8-A, File No. 1-804, filed on November 8, 1999).

4.2   Instruments with respect to other long-term debt of Sequa and its consolidated subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K since the amount of debt authorized under each such omitted instrument does not exceed 10 percent of the total assets of Sequa and its subsidiaries on a consolidated basis. Sequa hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.3   Sequa Corporation 2007 Long-Term Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of Sequa's Form 10-Q for the quarterly period ended March 31, 2007, File No. 1-804, filed on May 4, 2007).

4.4   Sequa Corporation 2003 Directors Stock Award Plan (as amended January 25, 2007) (incorporated by reference to Exhibit 4.4 of Post-Effective Amendment No. 2 to Sequa's Registration Statement on Form S-8, File No. 333 118684, filed on June 25, 2007).

5.1   Opinion of Cahill Gordon & Reindel LLP.*

23.1   Consent of KPMG LLP.*

23.2   Consent of Ernst & Young LLP.*

23.3   Consent of Cahill Gordon & Reindel LLP (included in Exhibit 5.1).*

24   Powers of Attorney (set forth on the signature pages of this Registration Statement).

_____

*   Filed herewith.